Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 13, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences 100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams
Celeste Murphy
Vanessa Robertson
Daniel Gordon

Re:	Kymera Therapeutics, Inc. Registration Statement on Form S-1 Filed July 31, 2020 File No. 333-240264

Ladies and Gentlemen,

On behalf of our client, Kymera Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated August 11, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are as defined in the Amended Registration Statement.

Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	Refer to comment 2. The products in your discovery pipeline are not sufficiently advanced or under your control to emphasize in the pipeline table. Revise to eliminate the discovery pipeline.

RESPONSE:    The Company respectfully advises the Staff that it has revised the pipeline table on pages 2 and 102 of the Amended Registration Statement in response to the Staff’s comment to eliminate the discovery pipeline from the table.

RESPONSE:

2.

Refer to comment 3. Revise the pipeline to include individual columns for Phases 2 and 3, or tell us on what basis you believe you will be able to combine your Phase 2 and 3 studies for all of the product candidates listed in this table.

RESPONSE:    The Company respectfully advises the Staff that it has revised the pipeline table on pages 2 and 102 of the Amended Registration Statement in response to the Staff’s comment to include individual columns for Phases 2 and 3.

3.

Refer to comment 4. Revise the pipeline table to clearly distinguish between the application for which you will seek regulatory approval for KT-474. In doing so, explain or delete the reference to “others.”

RESPONSE:    The Company respectfully advises the Staff that it has revised the pipeline table on pages 2 and 102 of the Amended Registration Statement in response to the Staff’s comment to clarify that the Company anticipates seeking regulatory approval for KT-474 in one or more indications, including each of hidradenitis suppurativa (HS), atopic dermatitis (AD) and rheumatoid arthritis (RA), and to the reference in the table to “others.”

Risk Factors

Risks Related to Intellectual Property, page 46

4.

We note your response to comment 8. As you take the position Kymera will not be required to change its name, revise to add a risk factor specifically outlining the risks if you are unable to trademark Kymera in the United States. Expand on your disclosure that you “may not be able to compete effectively and [y]our business may be adversely affected.”

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page 46 of the Amended Registration Statement in response to the Staff’s comment to clarify that the Company would be able to use and enforce its trademark and trade name in the United States even without registration, as trademark registration is discretionary rather than mandatory in the United States. The Company further clarifies in the revised disclosure, that if the Company is unable to obtain a registration of the KYMERA mark in the European Union, it may not be able to as effectively enforce its mark against third parties in most of the member countries of the European Union, as unregistered trademarks do not enjoy protection against infringement by third parties under European Union law and only a few of the member countries offer broad protection for unregistered marks under their national laws.

Business Overview, page 100

5.	Refer to comment 13. You continue to describe your potential products as potent on pages 1, 81, 99, 103 and elsewhere. Revise these and all similar statements in the document.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 2, 3, 81, 100, 102, 109, 110, 111, 115, 123, 124, 126 and 132 of the Amended Registration Statement in response to the Staff’s comment to remove references to the Company’s potential products as “potent” and to clarify the Company’s statements.

Sincerely,

/s/Gabriela Morales-Rivera

Gabriela Morales-Rivera

cc:	Nello Mainolfi, Kymera Therapeutics, Inc.

Bruce Jacobs, Kymera Therapeutics, Inc.

William D. Collins, Goodwin Procter LLP

Sarah Ashfaq, Goodwin Procter LLP